10-3-94                            General Reporting Rules         2018-E
                UNITED STATES                                    OMB APPROVAL
       SECURITIES AND EXCHANGE COMMISSION             OMB Number:    3235-0058
                                              Washington, D.C. 20549
                                               Estimated average burden
                                            Hours per response..........2.50
                              FORM 12b-25

                       NOTIFICATION OF LATE FILING

(Check One):[] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [x] Form 10-QSB [] Form N-SAR

                  For Period Ended:     March 28, 1999
                  [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:

Read Instruction  (on back page) Before  Preparing  Form.  Please Print or
Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I--REGISTRANT INFORMATION

ARTHUR TREACHER'S, INC.                                  .
Full Name of Registrant


Former Name if Applicable

7400 BAYMEADOWS WAY, SUITE 300
Address of Principal Executive Office (Street and Number)

JACKSONVILLE, FLORIDA 32256
City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [ ] (a) The reasons described in reasonable detail on Part III of this form could not be eliminated without unreasonable effort or expense;

[  X  ]            (b)     The  subject  annual  report,  semi-annual
                           report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period, (Attach Extra Sheets if Needed)

         The Form 10-QSB could not be filed within the prescribed time period because the Company was involved in replacing its independent public accountants in April 1999.



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PART IV-- OTHER INFORMATION

(1)      Name and telephone number of person in regard to this notification

         Steven W. Schuster, Esq.     (212)             448-1100
                  (Name)           (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer no, identify report(s). X Yes No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion the x Yes No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                   See Exhibit A


                                     ARTHUR TREACHER'S INC.
                               (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     MAY   13, 1999           By     \S\    William Saculla , President
                                         William Saculla, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).



                                                GENERAL INSTRUCTION

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchanged on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13-(b) of Regulation S-T.




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                                                     EXHIBIT A


Fiscal 1999 Three months and 1998 Three months

The Company's reported total revenues (defined as net restaurant sales plus coupons, promotions, discounts and franchise and other income) of $5,142,639 for the three month period ended March 28, 1999, a decrease of $315,789 or 5.8%, compared to the same period last year of $5,458,428.

New restaurant sales (defined as gross restaurant sales less coupons, promotion cost and discounts) decreased 4.6% or $221,234 to $4,590,188 compared to the same period last year of $4,811,422. While net restaurant sales decreased 4.6%, same store net restaurant sales decreased by 7.4% or $328,403 compared to the same period last year. The Company's expansion efforts had an adverse effect on the sales performance of certain existing restaurants that supplied personnel to start-up the expansion restaurants.

The Company's net loss (before preferred dividends) increased 29.7% or $211,337 to a net loss (before preferred dividends) of $923,043 for the three month period ended March 28, 1999, as compared to a net loss (before preferred dividends) of $711,706 for the same period last year.

Fiscal 1999 Nine months and 1998 Nine months

The Company reported total revenues (defined as net restaurant sales plus coupons, promotions, discounts and franchise and other income) of $16,440,208 for the nine month period ended March 28, 1999, a decrease of $1,188,388 or 6.7%, compared to the same nine month period last year of $17,628,596. The decrease in revenue is primarily attributed to a reduction in sales coupons, promotions and discounts of $934,148 when compared to the same nine month period last year.

As a result of the foregoing, the Company's net loss (before preferred dividends) increased 71.8% or $1,029,785 to $2,212,168 for the nine months period ended March 28, 1999, as compared to a net loss (before preferred dividends) of $1,288,007 for the same period last year. The net loss increase of $1,029,785 was primarily incurred in the months of July 1998 through November 1998 which was prior to the completion of the orientation and training of the new upper-management team hired in early September 1998.



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